FORM 51-102F3

Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY

Copper North Mining Corp. (the "Company") Suite 2050, 1111 W. Georgia Street Vancouver BC V6E 4M3

ITEM 2.	DATE OF MATERIAL CHANGE

November 3, 2011

ITEM 3.	NEWS RELEASE

Issued on November 3, 2011 and disseminated by Canada Newswire.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Company has announced a non-brokered private placement of 800,000 units for gross proceeds of $200,000.

ITEM 5.1	FULL DESCRIPTION OF MATERIAL CHANGE

The Company has announced a non-brokered private placement of 800,000 units for gross proceeds of $200,000.

At the closing of the private placement, the Company will issue 800,000 units at a price of $0.25 per unit for gross proceeds of $200,000. Each unit will consist of one common share of the Company and one warrant. Warrants comprising the units are transferable (subject to applicable securities laws) and will entitle the holder thereof to purchase one common share of the Company at a price of $0.28 per warrant share for two years following the date of issue.

All securities issuable under the private placement will be subject to a hold period expiring four months following the closing of the private placement pursuant to applicable Canadian securities laws and the policies of the Exchange.

Sally Eyre, a director and the President and Chief Executive Officer of the Company, will participate in the private placement by purchasing 800,000 units. Accordingly, the private placement is a related party transaction under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101").

The directors of the Company, excluding Ms. Eyre, determined that the private placement is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 pursuant to the exemptions contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 on the basis that at the time the private placement was agreed to, neither the fair market value of the securities to be distributed in the private placement nor the consideration to be received for those securities, insofar as the private placement involves the interested party (being Ms. Eyre), exceeds 25% of the Company’s capitalization. As required by the exemptions, the directors also confirmed that neither the Company nor, to the knowledge of the Company after reasonable inquiry, the interested party, has knowledge of any material information concerning the Company or its securities that has not been generally disclosed.

Prior to the completion of the private placement, Ms. Eyre did not hold any common shares of the Company. On completion of the private placement, Ms. Eyre will hold 800,000 common shares representing approximately 1.7% of the Company's issued and outstanding shares, or approximately 3.3% of the Company's outstanding shares on a partially-diluted basis assuming the exercise of 800,000 warrants.

In connection with the private placement, Ms. Eyre will enter into a subscription agreement with the Company containing customary provisions.

The Company did not file a material change report more than 21 days before the expected closing of the private placement as the details of the private placement and the participation therein by related parties of the Company were not settled until shortly prior to the announcement of the private placement and the Company wishes to close the private placement on an expedited basis for sound business reasons.

ITEM 5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.	OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER

	Contact: Telephone:	Julien François, Chief Financial Officer (604)-638-2505

ITEM 9.	DATE OF REPORT

DATED November 7, 2011.